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                                              NEWS
                                              FOR IMMEDIATE RELEASE

                                              Contact:
                                              Mike Kilroy or Bob Maples
                                              Maples Communications, Inc.
                                              (949) 253-8737
                                              mkilroy@maples.com
                                              ------------------

                        EMACHINES ACKNOWLEDGES PROPOSAL
                             FROM EM HOLDINGS, INC.

     IRVINE, Calif., Nov. 9, 2001 - eMachines, Inc. (OTCBB:EEEE) today acknowledged that it has received a letter from EM Holdings, Inc. relating to a proposal to purchase eMachines for $0.78 per share in cash by means of a cash tender offer. According to the letter, substantially all of the capital stock of EM Holdings is held by Lap Shun (John) Hui, a director of eMachines.

     eMachines also announced today that it has retained Credit Suisse First Boston Corporation (CSFB) as its financial advisor to assist the company in evaluating strategic alternatives, including a possible sale of the company. Among other things, CSFB is assisting eMachines' board of directors in its continuing assessment of the EM Holdings proposal and the financing required for its completion. There can be no assurance that eMachines will proceed with a transaction with EM Holdings or any of the other strategic alternatives considered or when any resulting transaction would occur.

     "Our board, with the help of its advisors, will evaluate any and all offers that we receive," said Wayne Inouye, president and CEO of eMachines, Inc., based in Irvine, Calif. "However, management's focus remains clear: continue to provide affordable, high-performance products and exceptional customer care."

                                     -more-